[Bingham McCutchen Letterhead]
October 15, 2010
Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-3628

Re:	Cypress Bioscience, Inc.
Soliciting Materials on Schedule 14A filed September 13, 2010 by RA Capital Management, LLC, Peter Kolchinsky and RA Capital Healthcare Fund, L.P. File No. 1-12943
Dear Ms. Campbell Duru:
     On behalf of our client, RA Capital Management, LLC (the “Company”), submitted below are the responses of the Company to the comments of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) that were contained in your letter dated September 24, 2010 (the “Comment Letter”).
     Set forth below are the responses of the Company to the comments in the Comment Letter. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the response of the Company.
     The Company notes that, two weeks and a half weeks after the filing on September 13, 2010 referenced above, the Company filed an Amendment No. 1 to Schedule 13D on September 30, 2010, indicating that it now owns less than 5% of the common stock of Cypress Bioscience, Inc. (“Cypress”). The responses below reflect the Company’s initial Schedule 13D filing and the facts and circumstances leading up to the filing of the Schedule 14A on September 13, 201
General
1.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials, or provided to the staff on a supplemental basis. In this regard, we note statements throughout the letter that purport to present as “fact” the filing persons’ interpretations of the other shareholders’ actions and sentiments regarding

Ms. Campbell Duru

their investment in Cypress shares and/or the relative benefits of selling to Ramius at a price of $4.00 per share or higher. In future filings, revise to remove the reference to the “factual” nature of such opinions and present as an opinion, such viewpoints. Further, ensure a reasonable basis exists for such statements. Refer generally to Rule 14a-9.

Response: In response to the Staff’s comment, the Company respectfully submits that its letter to the board of Cypress did contain both opinions of the Company and facts regarding Cypress’ stock price and other actions taken by board of Cypress. The purpose of the letter was to provide Cypress with the views of one of its stockholders as to the course of action Cypress should consider regarding strategic alternatives. The Company clearly characterized their beliefs, viewpoints and opinions as opinions throughout the letter by use of the phrases “in our opinion,” “we think” “we would like to see” and “we consider”, and other similar language. Specifically, we note that the last sentence of the second paragraph states “[c]ertainly we do not speak for all stockholders ....” To support its viewpoints, the Company often refers to the factual history of the stock prices of Cypress and its fluctuations in stock price following certain publicly announced decisions by Cypress. However, the Company believes it is clear throughout the document that its conclusions reached about the stock price are the opinion of the Company, grounded in verifiable facts. In future filings, when the Company is expressing its opinion, it will continue to use the opinion-indicating language noted above and will bear in mind this comment from the Staff. Furthermore, as discussed in the response below, the Company believes that it has a reasonable basis for its viewpoints expressed throughout the letter.

2.	Please avoid statements that directly or indirectly impugn character, integrity or personal reputation or make charges of illegal or immoral conduct without factual foundation. Refer to Rule 14a-9. Please revise to delete or provide a sufficient basis for your assertions in the document. In this regard, we refer you to statements made in the appeal to Dr. Kranzler, including but not limited to, the statement that Cypress is “not his personal non-profit research organization...”.

Response: In response to the Staff’s comment, the Company respectfully submits that the Company believes it has, and at the time of the filing had, sufficient factual basis for the statements contained in the letter. Before making the statements, the Company clearly thoroughly researched the background and former actions of each director of Cypress, and cited the relevant facts with respect to each director in the letter. With respect to Dr. Kranzler, the Company believes that the previous statements and actions taken by Dr. Kranzler have not been in the best interest of the stockholders of Cypress. The letter refers to conversations between the Company and Dr. Kranzler. During these conversations, the Company has gathered directly from Dr. Kranzler that he has a desire to further scientific research at the cost of providing a return to stockholders. Therefore, the Company believes it had a sufficient basis for the

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statements regarding Dr. Kranzler and other similar statements in the letter and that the letter is in compliance with Rule 14a-9.

3.	We note reference to the letter to shareholders distributed by Arcadia Capital Advisors LLC on September 7, 2010. Supplementally advise us of all discussions, meetings, and/or agreements (whether oral or written), between the filing parties and Arcadia Capital Advisors, LLC or its affiliates. Similarly, please advise us of any discussions, meetings, or agreements (whether oral or written), between the filing parties and Ramius LLC or any of its affiliates.

Response: In response to the Staff’s comment, the Company respectfully informs the Staff that it has not, at any time before letter and through the date of this letter, contacted, spoken or communicated with Arcadia Capital Advisors LLC or any of its affiliates. The Company simply read the open letter from Arcadia to the board of Cypress which is publicly available and then cited that open letter in the letter from the Company. With respect to Ramius LLC and its affiliates, the Company has spoken to certain members of Ramius from time to time since July 2010. All of the conversations between Ramius and the Company about Cypress were limited solely to the valuation of Cypress. Ramius did not share its intent or plans for future actions with respect to Cypress, nor did the Company share its intent or plans with Ramius.

4.	Your disclosure suggests that RA Capital Management, LLC will file a proxy statement if Cypress Bioscience elects to implement one or more transactions in response to proposals outlined by RA Capital Management, LLC. You further advise stockholders to read the proxy statement when it becomes available. It would appear that the participants in the solicitation are relying on Rule 14a-12 to solicit stockholders of Cypress Bioscience yet the participants have not clearly committed to making a filing of a proxy statement. As the participants are aware, Rule 14a-12 is titled, “Solicitation before furnishing a proxy statement.” As such, please be advised that parties intending to rely upon Rule 14a-12 in making proxy solicitations may only do so to the extent that they intend to file and disseminate a proxy statement. See Interpretation I.D.3 in the July 2001 Interim Supplement to the Staff’s Telephone Interpretations Manual. Please remove the implication in future filings that RA Capital Management, LLC and certain other related parties have only reserved the right to file a proxy statement in the future and confirm for us that each of the filing parties fully intends to file a proxy statement. Please advise us of your intentions in this regard. We may have further comment.

Response: In response to the Staff’s comment, we advise the Staff that on or about September 27, 2010, the Company determined it would not pursue a further solicitation with respect to Cypress. As a result, on September 28, 2010, the Company began to sell its shares of Cypress common stock and on

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September 30, 2010, the Company filed an amendment to its Schedule 13D indicating that it no longer owned more than 5% of the outstanding securities of Cypress.

Also, in response to the Staff’s comment, we advise the Staff that the Company acknowledges the Staff’s interpretation that under Rule 14a-12 a person may not engage in a solicitation that relies on Rule 14a-12 unless that person intends to file a proxy statement. Moreover, in the event that the Company and its affiliates engage in any future solicitation with respect to Cypress that relies on Rule 14a-12, the Company will make sure that there is no implication in future filings that the Company and certain other parties have only reserved the right to file a proxy statement in the future.

5.	You disclose that RA Capital Management, LLC undertakes no duty or obligation to update any statements contained in the press release filed under cover of Schedule 14A. This statement is inconsistent with the requirements set forth in Rule 14a-9. Please remove the statement in all future filings. Further, consistent with Rule 14a-9, please revise, as may be necessary, to correct any earlier statements made in soliciting materials if such statements are no longer accurate or complete.

Response: In response to the Staff’s comment, the Company agrees to not include in future similar press releases and filings under the cover of Schedule 14A the statement that it has no duty or obligation to update statements contained therein. The Company believed at the time of the press release, and continues to believe, that the statements contained in the press release and letter to the board of Cypress are accurate and complete, and therefore it is not necessary to revise its press release to be consistent with Rule 14a-9.
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Should you wish to discuss this response at any time, please do not hesitate to contact me at (617) 951- 8901.

Very truly yours,
/s/ Julio E. Vega
Julio E. Vega
cc: Peter Kolchinsky, RA Capital Management, LLC